ITEM 77M: Mergers

Morgan Stanley Institutional Fund, Inc. - Frontier
Emerging Markets  Portfolio

	On August 22, 2013, a Special Meeting of
Stockholders of Morgan Stanley Frontier Emerging
Markets Fund, Inc. ("Frontier") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Frontier and Morgan Stanley Institutional
Fund, Inc. on behalf of the Frontier Emerging Markets
Portfolio ("MSIF Frontier"), pursuant to which all of the assets and liabilities of Frontier would be transferred to MSIF Frontier in exchange for Class I shares of common stock of MSIF Frontier (the "Reorganization") and stockholders of Frontier would become stockholders of MSIF Frontier receiving Class I shares of MSIF Frontier with a value equal to the aggregate net asset value of their common shares of Frontier held immediately prior to the Reorganization.
The Board of Directors unanimously approved the Reorganization Agreement, and on August 22, 2012 the Reorganization Agreement was approved by the shareholders of Frontier.

	On September 17, 2012, the Reorganization
Agreement between Frontier and MSIF Frontier was completed according to the terms set forth above and in the Reorganization Agreement.